CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX-V: CPT

November 28th, 2007

OTC.BB (US): CPTPF

CIBT Closes Brokered and First Tranche of Non-Brokered Financings Totaling $5.2 Million

CIBT Education Group Inc (TSX-V: CPT; OTC.BB (US): CPTPF) reports that it has closed the brokered portion, and the first tranche of the non-brokered portion, of the equity private placement announced on November 13, 2007 for total proceeds of $5.2 million.

These funds were raised by the issuance of 2,743,447 shares at a purchase price of $1.90 per share, together with share purchase warrants for the purchase of 1,371,727 shares for a period of two years at an exercise price of $2.25 per share.  If CIBT’s shares trade at a price of $3.38 or higher for 120 consecutive trading days, then, at CIBT’s election, any unexercised warrants will automatically expire on the 30th day following the delivery of written notice.

As part of the non-brokered private placement, CIBT paid Canaccord Capital Corporation a cash commission of approximately $210,000 and a broker’s warrant for the purchase of 236,842 shares at a price of $1.90 in the first year and $2.25 in the second year.

The securities described above are subject to a hold period expiring on March 27, 2008.

The second tranche of the non-brokered private placement, raising approximately $1.8 million, has been fully committed and is expected to close shortly.  Due diligence is continuing in respect of the proposed $5 million convertible warrant financing with a US institutional investor, also announced on November 13th, and is expected to be finalized shortly.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. Founded in 1986, CIBT Education Group has a long track record of success in the international business arena.  Its subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  CIBT delivers US and China accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cibt.net

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